Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-212056 and No. 333-219404) of our report dated April 29, 2019, relating to the consolidated financial statements of Yirendai Ltd., its subsidiaries and variable interest entities, (which report expresses an unqualified opinion and includes two explanatory paragraphs regarding the convenience translation of Renminbi amounts to U.S. dollar amounts for the convenience of the readers in the United States of America, and the modified retrospective adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606)), appearing in the Annual Report on Form 20-F of Yirendai Ltd. for the year ended December 31, 2018.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, People’s Republic of China

April 29, 2019